FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2022

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated March 24, 2022

Item 1

Banco Santander, S.A. (the “Bank” or “Banco Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Reference is made to our notice of inside information of March 14, 2022 (official registry number 1360), relating to the buyback programme of own shares (the “Buy-back Programme”) approved by the Board of Directors of Banco Santander.

Pursuant to article 5 of Regulation (EU) no. 596/2014 on Market Abuse of 16 April 2014, and articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, the Bank informs that it has carried out the following transactions over its own shares between 15/03/2022 and 23/03/2022 (both inclusive):

Date	Security	Transaction	Trading Venue	Number of shares	Weighted Average Price (€)
15/03/2022	SAN.MC	Purchase	XMAD	5,500,000	2.9639
16/03/2022	SAN.MC	Purchase	XMAD	7,000,000	3.1200
17/03/2022	SAN.MC	Purchase	XMAD	5,300,000	3.1260
18/03/2022	SAN.MC	Purchase	XMAD	5,400,000	3.1093
21/03/2022	SAN.MC	Purchase	XMAD	4,000,000	3.1360
22/03/2022	SAN.MC	Purchase	XMAD	3,500,000	3.1746
23/03/2022	SAN.MC	Purchase	XMAD	5,500,000	3.1405
TOTAL				36,200,000

Issuer name: Banco Santander, S.A. - LEI 5493006QMFDDMYWIAM13

Reference of the financial instrument: ordinary shares - Code ISIN ES0113900J37

Detailed information of the transactions carried out within the referred period is attached as Annex I.

Boadilla del Monte (Madrid), 24 March 2022

ANNEX I

Detailed information on each of the transactions carried out within the context of the Buy-back Programme between 15/03/2022 and 23/03/2022 (both inclusive). https://www.santander.com/content/dam/santander-com/es/documentos/cumplimiento/do-anexo-i-15-a-23-mar-es.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	March 24, 2022	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance